OSISKO REPORTS SECOND QUARTER 2018 RESULTS
40% INCREASE IN CASH FLOWS FROM OPERATING ACTIVITIES
REPAID $51.8M ON REVOLVING CREDIT FACILITY

Montréal, August 2, 2018 – Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter ended June 30, 2018 and an update on matters following quarter-end.

Highlights

  Earned 20,506 gold equivalent ounces1 (“GEOs”), in-line with the 2018 annual guidance of 77,500 to 82,500 GEOs, given the results to date and various assets in ramp-up, we expect a strong production during the second half of 2018 and steady production increases through 2019 and 2020;
  Generated cash flows from operating activities of $19.7 million, which represents a 40% increase compared to the second quarter of 2017;
  Recorded adjusted earnings2 of $3.7 million, $0.02 per basic share2, compared to $7.1 million, $0.07 per basic share in the second quarter of 2017;
  Recorded cash operating margins3 of 87% from royalty and stream interests, maintaining the highest margin in the metals and mining sector, generating $28.7 million in addition to a cash operating margin of $0.9 million from offtake interests;
  Announced an investment of up to $180 million in Falco Resources Ltd’s (“Falco”) Horne 5 Gold project located in Rouyn-Noranda, Canada, for a silver stream facility on the project. Funding of the silver stream by Osisko is subject to Falco achieving several milestones. A feasibility study for Horne 5 was completed in October 2017 and Falco is currently seeking approvals and has initiated the permitting process. Osisko expects to receive an average of 25,000 GEOs annually from the project once in production, expected by 2023. The transaction is expected to close in September 2018 once approval is obtained from Falco’s shareholders4;
  Maintained ownership and financing rights in respect to the Curraghinalt Gold project located in Northern Ireland through the take-private acquisition of Dalradian Resources by Orion Mine Finance;
  Repaid $51.8 million on the revolving credit facility during the second quarter;
  Held $188.6 million in cash and cash equivalents and $336.0 million in equity investments5 as at June 30, 2018;
  Distributed $7.8 million in dividends to shareholders, bringing the total to $70.7 million since inception in 2014;
  Repurchased 1,742,299 shares during the first and second quarters of 2018 at a total cost of $22.0 million, or at an average price of $12.62 per share.

For more details, please refer to the Management’s Discussion and Analysis for the three and six months ended June 30, 2018.

Recent Performance

“Osisko has had a very good start to the year having announced two major Canadian investments, being a royalty and equity financing with Victoria Gold and a silver stream with Falco, both of which further strengthen our Canadian-focused and low-risk portfolio. Our dedicated approach to investing in both near-term and long-term opportunities keeps us focused on creating value for Osisko and its shareholders.

With nearly $0.9 billion of available financial capacity, Osisko is in an excellent position to continue to invest in opportunities that present themselves in the current market environment and is actively reviewing new opportunities.

In addition, we are actively working with other capital providers within the global metals and mining sector to develop strategic relationships and alliances that further increase our capacity, to offer custom financial products and to offer complete financing solutions to our mining partners”, said Sean Roosen, Chair and Chief Executive Officer.

Q2 2018 Results Conference Call

Osisko will host a conference call on Friday, August 3, 2018 at 10:00 am EDT to review and discuss its Q2 2018 results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EDT on August 3, 2018 until 11:59 pm EDT on August 10, 2018 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 8193262.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 32.4% interest in Barkerville Gold Mines Ltd., a 12.7% interest in Falco Resources Ltd. and a 15.5% interest in Victoria Gold Corp.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Notes:

(1)

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Gold(1)	$1,306	$1,257	$1,318	$1,238
Silver(2)	$17	$17	$17	$17

Exchange rate (US$/Can$)(3)	1.2911	1.3449	1.2781	1.3344

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

(2)

“Adjusted earnings” and “Adjusted earnings per basic share” are not recognized measures under International Financial Reporting Standards (“IFRS”). Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management’s Discussion and Analysis for the three and six months ended June 30, 2018.

(3)

Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

	Three months ended		Six months ended
(In thousands of dollars)	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues	137,819	18,359	263,433	35,485
Less: Revenues from offtake interests	(104,968)	-	(197,997)	-
Revenues from royalty and stream interests	32,851	18,359	65,436	35,485

Cost of sales	(108,290)	(271)	(201,957)	(373)
Less: Cost of sales of offtake interests	104,118	-	194,722	-
Cost of sales of royalty and stream interests	(4,172)	(271)	(7,235)	(373)

Revenues from royalty and stream interests	32,851	18,359	65,436	35,485
Less: Cost of sales of royalty and stream	(4,172)	(271)	(7,235)	(373)
Cash margin from royalty and stream	28,679	18,088	58,201	35,112
	87%	99%	89%	99%

Revenues from offtake interests	104,968	-	197,997	-
Less: Cost of sales of offtake interests	(104,118)	-	(194,722)	-
Cash margin from offtake interests	850	-	3,275	-
	1%	-	2%	-

(4)

This transaction is subject to Glencore Canada Corporation’s right of first refusal and is further described in the Portfolio of Investments section of the Management’s Discussion and Analysis for the three and six months ended June 30, 2018.

(5)	Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at June 30, 2018.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions, including the realization of all conditions precedent to the closing of the investment in Falco Resources Ltd.’s Horne 5 Gold project, the estimate of GEOs to be received in 2018 and the ability to seize next opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko’s royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be ac curate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2018	2017
	$	$
Assets

Current assets

Cash and cash equivalents	188,631	333,705
Short-term investments	1,000	-
Accounts receivable	9,023	8,385
Inventories	7,969	9,859
Other assets	602	984
	207,225	352,933

Non-current assets

Investments in associates	314,050	257,433
Other investments	78,898	115,133
Royalty, stream and other interests	1,643,363	1,575,772
Exploration and evaluation	102,400	102,182
Goodwill	111,204	111,204
Other assets	1,501	1,686
	2,458,641	2,516,343

Liabilities

Current liabilities

Accounts payable and accrued liabilities	11,640	15,310
Dividends payable	7,811	7,890
Provisions and other liabilities	7,169	5,632
	26,620	28,832

Non-current liabilities

Long-term debt	419,228	464,308
Provisions and other liabilities	1,405	2,036
Deferred income taxes	127,287	126,762
	574,540	621,938

Equity attributable to Osisko Gold Royalties Ltd’s shareholders

Share capital	1,622,373	1,633,013
Warrants	30,901	30,901
Equity reserve	990	-
Contributed surplus	14,876	13,265
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income (loss)	8,488	(2,878)
Retained earnings	188,872	202,503
	1,884,101	1,894,405
	2,458,641	2,516,343

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Revenues	137,819	18,359	263,433	35,485

Cost of sales	(108,290)	(271)	(201,957)	(373)
Depletion of royalty, stream and other interests	(13,271)	(3,675)	(26,501)	(6,994)
Gross profit	16,258	14,413	34,975	28,118

Other operating expenses
General and administrative	(5,159)	(6,345)	(9,568)	(11,996)
Business development	(1,508)	(2,188)	(2,673)	(3,967)
Exploration and evaluation, net of tax credits	(38)	(22)	(82)	(64)
Operating income	9,553	5,858	22,652	12,091
Interest income	1,048	1,128	2,540	2,406
Dividend income	50	-	50	-
Finance costs	(6,261)	(984)	(12,895)	(1,933)
Foreign exchange gain (loss)	65	(6,125)	252	(7,545)
Share of loss of associates	(1,022)	(1,516)	(2,419)	(2,961)
Other gains (losses), net	(1,620)	14,598	(4,201)	16,622
Earnings before income taxes	1,813	12,959	5,979	18,680
Income tax expense	(1,302)	(2,023)	(3,158)	(3,744)
Net earnings	511	10,936	2,821	14,936

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	511	11,043	2,821	15,119
Non-controlling interests	-	(107)	-	(183)

Net earnings per share
Basic	-	0.10	0.02	0.14
Diluted	-	0.10	0.02	0.14

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$

Operating activities
Net earnings	511	10,936	2,821	14,936
Adjustments for:
Share-based compensation	2,356	3,669	3,029	6,331
Depletion and amortization	13,313	3,710	26,585	7,062
Finance costs	1,726	373	3,344	718
Share of loss of associates	1,022	1,516	2,419	2,961
Net loss on acquisition of investments	-	(315)	(1,908)	2,283
Net loss (gain) on dilution of investments in associates	253	(11,976)	253	(16,809)
Net gain on disposal of investments	-	(632)	-	(632)
Change in fair value of financial assets at fair value through profit and loss	1,367	(1,675)	5,856	(1,464)
Deferred income tax expense	1,075	2,023	2,742	3,744
Foreign exchange loss (gain)	(487)	6,113	411	7,528
Settlement of deferred share units	(499)	-	(499)	-
Other	46	(59)	92	46
Net cash flows provided by operating activities before changes in non-cash working capital items	20,683	13,683	45,145	26,704
Changes in non-cash working capital items	(1,023)	403	(2,182)	(605)
Net cash flows provided by operating activities	19,660	14,086	42,963	26,099

Investing activities
Net decrease (increase) in short-term investments	(500)	1,000	(1,000)	500
Acquisition of investments	(58,811)	(68,306)	(72,440)	(131,125)
Proceeds on disposal of investments	1,465	969	27,043	23,481
Acquisition of royalty and stream interests	(49,141)	(12,500)	(59,111)	(55,428)
Property and equipment	(65)	(17)	(83)	(61)
Exploration and evaluation tax credits (expenses), net	99	(1,613)	1,193	(371)
Net cash flows used in investing activities	(106,953)	(80,467)	(104,398)	(163,004)

Financing activities
Issuance of common shares	76	1,516	190	2,385
Issue expenses	-	-	(186)	-
Financing fees	-	-	(379)	-
Investment from non-controlling interests	-	-	-	1,292
Repayment of long-term debt	(51,820)	-	(51,820)	-
Normal course issuer bid purchase of common shares	(1,653)	-	(21,986)	(1,822)
Dividends paid	(6,446)	(3,947)	(13,993)	(8,029)
Net cash flows used in financing activities	(59,843)	(2,431)	(88,174)	(6,174)
Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(147,136)	(68,812)	(149,609)	(143,079)
Effects of exchange rate changes on cash and cash equivalents	3,150	(6,113)	4,535	(7,528)

Decrease in cash and cash equivalents	(143,986)	(74,925)	(145,074)	(150,607)
Cash and cash equivalents – beginning of period	332,617	423,567	333,705	499,249
Cash and cash equivalents – end of period	188,631	348,642	188,631	348,642